Joshua Tinkelman	53rd at Third
Direct Dial: 212-906-1810	885 Third Avenue
joshua.tinkelman@lw.com	New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

LATHAM & WATKINS LLP	FIRM /AFFILIATE OFFICES
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Securities and Exchange Commission	Munich	Tokyo
100 F Street, N.E.	New Jersey	Washington, D.C.
Washington, D.C. 20549	File No. 031366-0018

Re:	Dresser, Inc. Item 4.02 Form 8-K, filed May 25, 2006 File No. 001-32372

Dear Ms. Bennett:

On behalf of our client Dresser, Inc. (the “Company”) we are responding to the Staff’s comment letter to the above-referenced filing. The comment was transmitted to the Company by letter dated May 25, 2006. Set forth below in bold is the comment contained in your letter followed by the Company’s response.

We note that you intend to restate your financial statements. However you have not indicated how and when you intend to do so. Please disclose how and when you intend to file restated financial statements for each of the periods you have listed as being affected.

Since the Company and its independent auditor are still in the process of determining the scope of the restatement, which may involve accounting issues in addition to those already identified, the Company is unable to determine when it will be able to file the restated financial statements. In the above-referenced filing, the Company announced that the Audit Committee of its Board of Directors had determined to proceed with a restatement of the Company’s 2004 annual and quarterly financial statements and first, second and third quarter 2005 financial statements. The Company also announced that it is evaluating the potential need to restate its financial statements for periods prior to 2004.

The Company’s management is evaluating the manner in which its financial statements will be restated. Management is having ongoing discussions regarding potential adjustments with the Company’s Audit Committee and its independent registered public accountants, PricewaterhouseCoopers LLP. Until management (with the Audit Committee’s oversight) and PricewaterhouseCoopers complete their evaluation of the Company’s financial statements, the Company will be unable to determine all the periods, as well as the manner, in which its financial statements will be required to be restated or when it will file its restated financial statements.

Jeanne Bennett

June 1, 2006

LATHAM & WATKINS LLP

Item 4.02(a) of Form 8-K requires a brief description of the facts underlying the Audit Committee’s conclusion regarding non-reliance to the extent known at the time of filing. The above-referenced filing contains such a description. The Company respectfully submits that Item 4.02(a) of Form 8-K does not require the Company to disclose the date on which it anticipates filing restated financial statements when such information is unknown within the meaning of Rule 12b-21 under the Securities Exchange Act of 1934.

We have been informed by the Company that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”). We have also been informed by the Company that it acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned, at (212) 906-1810, or John Huber, at (202) 637-2242, to discuss this response.

Sincerely,

/s/ Joshua A. Tinkelman
Joshua A. Tinkelman

cc:	Linda Rutherford
Dave Dolan
Kirk A. Davenport
John Huber
Meredith Mackey